Exhibit 2(f)

MANAGEMENT DISCUSSION AND ANALYSIS 2020 FIRST QUARTER REPORT For the three and nine months ended 31 March 2020

This discussion and analysis (this “MD&A”) is management’s assessment of the results and financial condition of SolGold plc (“SolGold” or the “Company”) for the quarter and nine months ended 31 March 2020 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the period ended 31 March 2020 and 2019 and the notes thereto. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the financial statements and this MD&A. Unless otherwise stated, all amounts discussed in this MD&A are denominated in United States dollars. Mr Jason Ward (CP, B.Sc. Geol.), the Chief Geologist of the Company is a “Qualified Person” as defined in NI 43-101 and has reviewed and approved the technical information in this MD&A with respect to all of the Company’s properties. The information included in this MD&A is as of 14 May 2020 and all information is current as of such date. Readers are encouraged to read the Company’s Regulatory News Service (“RNS”) announcements filed on the London Stock Exchange and on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's issuer profile at www.sedar.com. DESCRIPTION OF BUSINESS SolGold is a UK incorporated company that is based in Brisbane, Australia, dual LSE and TSX-listed (SOLG on both exchanges) and has a leading exploration and project team focused on copper-gold exploration and mine development with assets in Ecuador, Solomon Islands and Australia. SolGold, with 76 concessions covering approximately 3,200km2, is the largest and most active concession holder in Ecuador (based on exploration expenditure reported by SNP Global) and is aggressively exploring the length and breadth of this highly prospective and gold-rich section of the Andean Copper Belt. SolGold’ s primary objective is to discover and define world-class copper-gold deposits. Alpala, SolGold’s 85% owned "World Class" (Refer to www.solgold.com.au/cautionary-notice/) flagship copper-gold porphyry project (the “Project”), is located in northern Ecuador on the under-explored northern section of the richly endowed Andean Copper Belt. Having fulfilled its earn-in requirements SolGold is a registered shareholder with an unencumbered legal and beneficial 85% interest in Exploraciones Novomining S.A. ("ENSA") and approximately 4.86% of TSX-V-listed Cornerstone Capital Resources Inc. ("Cornerstone"), which holds the remaining 15% of ENSA, the Ecuadorian registered company which holds 100% of the Cascabel concession, that includes the Alpala deposit. Alpala has produced some of the greatest drill hole intercepts in porphyry copper-gold exploration history, with over 217,225m of diamond drilling completed on the Project since discovery. The Project has defined to date 9.9 million tonnes of contained copper and 21.7 million ounces of gold in Measured and Indicated Resources, and 1.3 million tonnes of contained copper and 1.9 million ounces of gold in Inferred Resources as per the third Mineral Resource Estimate (“MRE#3”), which translates into 88 million gold equivalent ounces at Preliminary Economic Assessment (“PEA”) prices. The total project expenditures to date are US$173 million, which correlates to US$1.97 spent to define an ounce of gold (on a gold equivalence basis). Following its discovery of Alpala, SolGold has attracted the attention of some of the world’s largest global mining companies. Since September 2016, Newcrest Mining Limited (“Newcrest”) and BHP Billiton Holdings Limited (“BHP”) have acquired SolGold shares multiple times at a premium to prevailing market prices demonstrating the widespread industry endorsement of the Project. As a result of the additional subscription of 77,000,000 ordinary shares on 2 December 2019, BHP has increased its total shareholding to 282,721,826 ordinary shares, approximately 14.70% of the Company’s issued share capital. Newcrest continues to hold 281,216,471 ordinary shares, approximately 14.62% of the Company’s issued share capital. SolGold’s Board and Management Team have substantial vested interests in the success of the Company as shareholders as well as strong track records in the areas of exploration, mine appraisal and development, investment, finance and law. SolGold’s experience is augmented by state of the art geophysical and modelling techniques and the guidance of porphyry copper and gold expert Dr Steve Garwin. 1 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

RESULTS OF OPERATIONS PERFORMANCE DURING THE REPORTING PERIOD The period has seen further positive developments at Alpala with the completion and release of MRE#3 (released April 7, 2020), completion of the Phase 2 metallurgical test work results (released on April 29, 2020), appointment of key employees, on-going field activities to support the advancement of the Pre-Feasibility Study (“PFS”) (before COVID-19 related travel restrictions commenced), the conclusion of an Expression of Interest process for offtake of Alpala concentrate and on-going negotiations with potential off-takers (concentrate smelters). Employment We have strengthened our workforce during the Period, bringing in further valuable technical and corporate experience to SolGold. Peter Holmes has been appointed as Director of Studies. Peter is a mining engineer and has extensive professional experience gained in multi-geographies including South America. Peter’s experience includes Executive level roles in mid-tier mining companies in recent years, formerly with Barrick Gold and Placer Dome as a senior Director of Project Execution. Nadine Dennison has been appointed as Chief Human Resources Officer. Nadine brings extensive professional experience from the UK and Australia to SolGold, having held executive level roles in major oil and gas and mining organisations across several commodities. Before joining SolGold, Nadine worked for several years with BHP, in her last role as Head of Human Resources Business Partnership for its coal division, and in a similar role in iron ore previously. We remain committed to establishing and implementing sustainable practices and building the foundations for a positive legacy for all our stakeholders. Providing equal opportunities and having a largely local workforce makes SolGold a strong contributor to the local economy. SolGold has a total of 728 employees, of whom 98% are Ecuadorian while 14% of the workforce is female. COVID-19 Response SolGold is committed to the safety and wellbeing of its employees and communities, and as a result of the state policy and the reaction from many communities within its areas of operations to the potential for transfer of COVID-19, the Company is complying with government preventative measures applied in each of the countries that the SolGold has a presence. The Company is and will continue to support its employees, will carry on contributing to the economy as far as possible for the immediate future and will monitor the management of the workforce and interactive COVID-19 management protocols. SolGold is also actively supporting local communities in their efforts to curtail the spread of the virus, along with supporting our employees, and a comprehensive information programme has been rolled out to both. In response to requests from local authorities and control agencies on the front line of public activities related to COVID-19, two shipments of personal protection equipment have been delivered to medical, police and military personnel in the area. A comprehensive information program of preventative actions has been rolled out not only to communities but all employees. In response to requests from local authorities and control agencies on the front line of public activities related to COVID-19, two shipments of personal protection equipment have been delivered to medical, police and military personnel in the area. 2 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

As the situation is dependent on actions at regional, state, national and international levels, SolGold cannot currently indicate the duration of the temporary partial suspension of field work on the Company's projects, however the Alpala prefeasibility study is continuing externally, using available information which has already been substantially gathered form site. Geotechnical drilling in the Alpala deposit is expected to resume as soon as possible after travel restrictions affecting most countries including Ecuador are lifted. Alpala Project (Ecuador) While COVID-19 has emerged as the dominant safety consideration in this quarter, SolGold’s safety program continues with training, inspections, auditing and improvements being completed. The social baseline update for communities within the direct and indirect areas of influence has been completed in this quarter. Social baselines provide feedback on emerging issues or the evolving needs of the community that in turn informs the SolGold social program including the community projects that are supported by SolGold. During the period the SolGold nursery produced 11,982 plants of native forest species and planted 19,038 plants (covering an area of 17.19 ha), as part of our 1 Million Plants initiative. In total, 102,509 plants have been produced so far, with 50,560 planted covering an area of 55.32 ha. SolGold’s focus during the period was the collection of additional metallurgical, geotechnical, hydrological and hydrogeological data for MRE#3 (now completed) and the PFS. The conversion of most of the second Mineral Resource Estimate (“MRE#2”) Indicated and Inferred Resource into Measured and Indicated Resources has been a major objective of the drilling in 2019 as MRE#3 forms the basis for the PFS. The PFS currently underway is concentrating primarily on field and laboratory work to ensure all other inputs are available as planned, including: • • • • • • • • Geotechnical; Surface geotechnical investigation on areas identified for major infrastructure; Hydrogeological; Surface hydrology; Topographical surveys; Metallurgical test work (next phase); Geometallurgical model; and Site assessment for Tailings Storage Facility (TSF). In parallel with the above activities, study work concerning the mining, ore processing and infrastructure component of the PFS are proceeding as the above inputs become available. No drilling has been completed at Alpala in this period as part of the Company’s prudent cash management, with an overall satisfactory program completed in 2019 in the context of necessary study related drilling and more recently the restrictions surrounding work and mobility in response to COVID-19. Expression of Interests by International Commodity Traders for Off-take and Funding and Engagement with Smelters During the period (and announced on 16 April), SolGold conducted a process with established international commodity traders for the submission of terms for the offtake of Alpala concentrate. The Company received 10 qualifying bids with more expected once worldwide travel restrictions due to COVID-19 are lifted. The offtake terms, though non-binding, are sufficiently detailed to give SolGold confidence that binding agreements can be reached during forthcoming negotiations. The demand from traders for the Alpala concentrate was significantly in excess of planned production volumes and all received submissions were an improvement on the commercial assumptions relating to off-take made in the PEA (in particular relating to the payability of metals and treatment and refining charges for precious metals). 3 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

Concurrently, SolGold has engaged directly with state-of-the-art copper smelters in Canada, China, Europe, India, Japan and Korea known to be able to process high quality concentrate. The reactions have been overwhelmingly positive and SolGold’s concentrate assays which have been further confirmed by test results undertaken by smelters, evidence that Alpala’s concentrate is likely to establish itself as a premier global concentrate coveted by smelters. Discussions with traders and smelters will continue, as a complementary, integral process of SolGold’s overall project finance strategy. Regional Exploration (Ecuador) The Company wholly owns four other subsidiaries active throughout the country that are now focussed on 13 high priority gold and copper resource targets, several of which the Company believes have the potential, subject to resource definition and feasibility, to be developed in close succession or even on a more accelerated basis compared to Alpala. Results from the Company’s regional exploration programs at Porvenir, Blanca, Sharug, Cisne-Loja, La Hueca and Rio Amarillo projects are testament to this following the discovery of a large copper gold mineralisation at all these projects with the geochemical and geophysical hallmarks of large porphyry systems. SolGold received all regulatory licencing approvals to begin scout drilling at the Porvenir, Blanca and La Hueca projects. This has been made possible with the government recognising and approving the need, in the Initial Exploration phase, for initial drilling to identify any potential deposit. Regional Exploration (Queensland) Limited fieldwork is traditionally planned for this quarter – the wetter months of the year for the areas that SolGold concessions are located. The main activities are the ongoing development of targets for the planned drilling programs. Notice to Progress to tenement grant was received on the Mt Pring application from the Department of Natural Resources, Mines and Energy after successful negotiation and execution of a Cultural Heritage Agreement with the Native Title party. Regional Exploration (Solomon Islands) Ongoing community consultation continues within the Kuma project area. FINANCE At 31 March 2020 the Company had cash and cash deposits of US$4,410,196. On 11 May 2020 the Company announced that it had entered into a US$100 million Net Smelter Returns Financing (“NSR Financing”) Agreement with Franco-Nevada Corporation (“Franco-Nevada”), with an option to upsize the financing to US$150 million at the Company’s election, with reference to the Company’s flagship Alpala copper-gold project and the remainder of the Cascabel license in northern Ecuador. Concurrently with the entering into of the NSR Financing Agreement, SolGold and Franco-Nevada have also entered into a US$15 million secured Bridge Loan Agreement (“BLA”) of immediately available funds as an initial advance (the “Advance”) prior to closing the NSR Financing Agreement. The US$15 million (net of legal costs) pursuant to the BLA was received on 12 May 2020. There are certain conditions precedent to the NSR Financing to be fulfilled prior to the US$100 million being drawn down which are expected to be satisfied soon after COVID-19 related travel restrictions are lifted. 4 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

OPERATING RESULTS The quarter ended 31 March 2020 compared with the quarter ended 31 March 2019 The Company incurred a loss after tax of US$1,964,480 and loss per share of 0.1 cents per share for the quarter ended 31 March 2020 compared to a loss after tax of US$1,511,054 and loss per share of 0.1 cents per share for the quarter ended 31 March 2019. Administrative expenses incurred during the quarter ended 31 March 2020 were US$2,835,144 compared to US$2,761,302 for the quarter ended 31 March 2019. The movement in administrative expenses for the quarter ended 31 March 2020 over the comparable quarter ended 31 March 2019 were due to a number of factors, the most notable of which are: Employment Expenses increased by US$170,192 to US$382,415 for the quarter ended 31 March 2020 from US$212,223 for the quarter ended 31 March 2019. This increase was mainly due to the additional key management personnel employed during the quarter ended 31 March 2020. Unrealised foreign exchange losses (gains) increased by US$439,806 to an unrealised foreign exchange loss of US$607,980 for the quarter ended 31 March 2020 compared to an unrealised foreign exchange loss of US$168,174. As a result of the United States dollar strengthening against both the AUD and GBP, of which the Company holds a portion of its treasury in. Share based payments expense decreased by US$577,096 to US$nil for the quarter ended 31 March 2020 compared to US$577,096 for the quarter ended 31 March 2019. The share-based payment expense recognised for the quarter ended 31 March 2019, was significantly higher as the 46,750,000 share options granted were spread over a vesting period of 18 months. No such share options were granted during the current period. Other income for the quarter ended 31 March 2020 was $222,186 compared to $0 for the quarter ended 31 March 2019. Other income for the quarter represents the rent received from the subletting of office space at 111 Eagle Street Brisbane. Movement in fair value of derivative liability for the quarter ended 31 March 2020 was $987,507 compared to $0 for the quarter ended 31 March 2019. The movement represents the fair value remeasurement of the options granted to BHP as part of the December 2019 placement at 31 March 2020. Since the options issued to BHP were not granted in exchange for goods or services, the options were treated as a derivative financial liability measured at fair value on date of grant and are remeasured at the end of each quarter. All other expenses for the quarter ended 31 March 2020 remained consistent to those for the quarter ended 31 March 2019. 5 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

The operating variances for the period are:

For the quarter ended 31 March	2020 US$	2019 US$	Variance US$
Expenses			
Exploration costs written-off	(189,258)	(176,362)	(12,896)
Administrative expenses	(2,835,144)	(2,761,302)	(73,842)
Operating loss	**(3,024,402)**	**(2,937,664)**	**(86,738)**
Other income	222,186	-	222,186
Finance income	117,210	214,496	(97,286)
Finance costs	(91,167)	-	(91,167)
Movement in fair value of derivative liability	987,507	-	987,507
Loss before tax	**(1,788,666)**	**(2,723,168)**	**934,502**
Tax (expense) benefit	(175,814)	1,212,114	(1,387,928)
Loss for the period	**(1,964,480)**	**(1,511,054)**	**(453,426)**
Other comprehensive profit / (loss)			
Items that may be reclassified to profit and loss			
Change in fair value of financial assets held at fair value	(1,146,536)	500,394	(1,646,930)
Exchange differences on translation of foreign operations	(972,069)	(1,229,576)	257,507
Change in other reserves	-	-	-
Other Comprehensive (loss) / profit, net of tax	**(2,118,605)**	**(729,182)**	**(1,389,423)**
Total comprehensive (loss) / income for the period	**(4,083,085)**	**(2,240,236)**	**(1,842,849)**

The nine months ended 31 March 2020 compared with the nine months ended 31 March 2019

The Company incurred a loss after tax of US$6,946,861 and loss per share of 0.4 cents per share for the nine months ended 31 March 2020 compared to a loss after tax of US$28,994,583 and loss per share of 1.6 cents per share for the nine months ended 31 March 2019. Administrative expenses incurred during the nine months ended 31 March 2020 were US$7,474,522 compared to US$30,401,922 for the nine months ended 31 March 2019. The movement in administrative expenses for the nine months ended 31 March 2020 over the comparable nine months ended 31 March 2019 were due to a number of factors, the most notable of which are:

Employment Expenses decreased by US$1,204,609 to US$987,188 for the nine months ended 31 March 2020 from US$2,191,797 for the nine months ended 31 March 2019. This decrease was mainly due to the fair value adjustment of US$1,258,456 recognised on the interest free loan granted to employees to exercise options facilitated via the Company Funded Loan Plan in December 2018. No options were exercised via the Company Funded Loan Plan during the nine months ended 31 March 2019.

Share based payments expense decreased by US$24,080,543 to US$76,625 for the nine months ended 31 March 2020 compared to US$24,157,168 for the nine months ended 31 March 2019. The share-based payment expense recognised for the nine months ended 31 March 2019, was significantly higher as the share options granted were for 94,250,000 which vested immediately and 46,750,000 spread over a vesting period of 18 months.

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OPERATING RESULTS (continued) Unrealised foreign exchange (gains) increased by US$2,064,271 to an unrealised foreign exchange loss of US$734,091 for the nine ended 31 March 2020 compared to an unrealised foreign exchange gain of US$1,330,180 for the nine months ended 31 March 2019. As a result of the United States dollar strengthening against both the AUD and GBP, of which the Company holds a portion of its treasury in. Other income for the nine months ended 31 March 2020 was $222,186 compared to $0 for the nine months ended 31 March 2019. Other income for the nine months represents the rent received from the subletting of office space at 111 Eagle Street Brisbane. Movement in fair value of derivative liability for the nine months ended 31 March 2020 was $1,195,440 compared to $0 for the nine months ended 31 March 2019. The movement represents the fair value remeasurement of the options granted to BHP as part of the December 2019 placement at 31 March 2020. Since the options issued to BHP were not granted in exchange for goods or services, the options were treated as a derivative financial liability measured at fair value on date of grant and are remeasured at the end of each quarter. FINANCIAL POSITION Total assets at 31 March 2020 were US$255,672,571 compared to US$244,716,163 at 30 June 2019 representing an increase of US$10,956,408 largely as a result of the increase in cash resulting from the issue of 77,000,000 shares to BHP in December 2019, the continued exploration on the Company’s Ecuadorian tenements, increase in property, plant and equipment due to the changes in the Company’s accounting policies in relation to leases on adoption of IFRS 16, decrease in the fair value of the Company’s investment in Cornerstone and an increase in loans receivable and other non-current assets. Current assets overall decreased by US$35,123,377 primarily as a result of a decrease in cash and cash equivalents of US$37,336,004 as a direct result of funding the exploration programs at the Company’s flagship Alpala project and the 13 high priority gold and copper resource targets in regional Ecuador. This expenditure was funded by the share issue in December 2019. This was offset by the increase in other receivables and prepayments of US$2,212,627 resulting from the payment of deposits to acquire strategic land parcels at the Cascabel project area. Non-current assets increased by US$46,079,787 mainly due to increases in intangible assets and property, plant and equipment. Deferred exploration assets (i.e. intangible assets) increased by US$44,131,282 due predominantly to the exploration expenditure incurred at the Alpala project and the various regional projects in Ecuador as identified in this report, during the nine months ended 31 March 2020. Property, plant and equipment increased by US$5,593,339 primarily due to strategic land purchases at the Alpala project and a change in the Company’s accounting policies around leases. Loans receivable and other non-current assets increased by US$228,129 as a result of accretion of interest and foreign exchange revaluation on the Company Funded Loan Plan. This increase was offset by the decrease in financial assets held at fair value through OCI of US$3,872,962 representing the mark to market adjustments that the Company makes on its investment in Cornerstone. Total Liabilities at 31 March 2020 were US$8,869,243 compared to US$6,514,592 at 30 June 2019 representing an increase of US2,354,503 largely as a result of the Company’s change in accounting policy around leases and the recognition of a derivative liability for options issued to BHP in conjunction with the placement on 2 December 2019. Current liabilities at 31 March 2020 were US$6,501,236 compared to US$6,514,592 at 30 June 2019 representing a decrease of US$13,504. Trade and other payables decreased by US$277,117, Taxes payable decreased by US$265,977, which was offset by the increase in borrowings associated with the change in the Company’s accounting policy on leases on adoption of IFRS 16. Non-current liabilities increased by US$2,368,008 due to the change in the Company’s accounting policy on leases on adoption of IFRS 16 and options issued to BHP being treated as derivative liabilities. 7 | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

FINANCINGS

During the quarter ended 31 March 2020, the Company did not issue any additional equities.

SELECTED FINANCIAL DATA

The following table provides selected annual financial information derived from the most recently completed financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the periods below:

Year ended 30 June	2019 US$	2018 US$	2017 US$
Operations			
Loss for the year after tax	(32,069,793)	(15,154,446)	(3,395,229)
Total comprehensive income (loss) for the year			
- Owners of the parent company	(31,941,715)	(15,026,902)	(3,333,400)
- Non-controlling interest	(128,078)	(127,544)	(61,829)
Basic and diluted loss per share (cents per share)	(1.8)/(1.8)	(0.9)/(0.9)	(0.3)/(0.3)
Balance Sheet			
Working capital (deficit)	38,122,935	56,723,271	67,551,617
Total assets	244,716,163	177,575,560	128,151,038
Total liabilities	6,514,592	6,983,742	2,107,113
Distributions or cash dividends declared per share	Nil	Nil	Nil

The Company prepares its consolidated annual financial statements in accordance with International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (IFRS).

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with 31 March 2020. Financial information is prepared in accordance with IFRS as issued by the IASB and is reported in United States Dollars.

Quarter ended	Mar 31, 2020 US$	Dec 31, 2019 US$	Sep 30, 2019 US$	Jun 30, 2019 US$
Loss for the quarter after tax	(1,964,480)	(1,549,110)	(3,433,270)	(3,556,694)
Net loss per share (cents per share)	(0.1)	(0.1)	(0.2)	(0.2)
Loss for the quarter after tax attributable to the owners of the parent	(1,951,581)	(1,533,479)	(3,416,584)	(3,511,278)
Net loss per share attributable to the owners of the parent (cents per share)	(0.1)	(0.1)	(0.2)	(0.2)
Quarter ended	**Mar 31, 2019 US$**	**Dec 31, 2018 US$**	**Sep 30, 2018 US$**	**Jun 30, 2018 US$$**
Loss for the quarter after tax	(1,506,392)	(25,502,746)	(3,234,365)	(3,556,470)
Net loss per share (cents per share)	(0.1)	(1.5)	(0.2)	(0.0)
Loss for the quarter after tax attributable to the owners of the parent	(1,491,267)	(25,487,148)	(3,179,492)	(3,526,538)
Net loss per share attributable to the owners of the parent (cents per share)	(0.1)	(1.5)	(0.2)	(0.0)

Net loss presented over the eight quarters generally reflects general and administrative costs which includes unrealised foreign exchange gains and losses as well as share-based payment expenses. The general and administrative costs have remained relatively consistent, excluding the quarter ended 31 December 2018 where the fair value of 94,250,000 unlisted share options (US$18,862,730) were issued during the quarter which vested immediately. Furthermore, the loss is also significantly impacted by the recognition of share-based payment expenses recognised over the vesting period of options granted to directors, employees and contractors.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

EXPLORATION AND EVALUATION ASSETS

Total capitalised expenditures on exploration and evaluation assets as at 31 March 2020 were US$221,631,154 compared to US$177,481,872 at 30 June 2019. Exploration expenditure of US$45,314,521 was incurred during the nine months ended 31 March 2020 compared to US$52,887,007 during the nine months ended 31 March 2019. An impairment charge for the nine months ended 31 March 2020 of US$216,493 (2019: US$203,504) was recognised for exploration expenditure associated with tenements that were surrendered in Ecuador in the previous financial year and the official paperwork is yet to be finalised.

The following table represents the capitalised expenditures on exploration and evaluations to date by project area.

Projects	Capitalised at 30 June 2019 US$	Capitalised during period ending 31 March 2020 US$	Impairment during the period ending 31 March 2020	Foreign Exchange impact during period ending 31 March 2020 US$	Capitalised at 31 March 2020 US$
Cascabel project	142,629,633	30,739,520	-	-	173,369,153
Ecuador Regional Exploration projects	25,191,622	14,221,996	(216,916)	-	39,196,702
Australia projects	9,605,324	223,353	423	(948,734)	8,880,366
Solomon Island projects	55,293	129,652	-	(18,012)	166,933
TOTAL	**177,481,872**	**45,314,521**	**(216,493)**	**(966,746)**	**221,613,154**

ECUADOR, ALPALA PROJECT

Project Overview

Location:	Imbabura province, Northern Ecuador
Ownership:	85%
Subsidiary:	Exploraciones Novomining S.A
Tenement area:	4 concessions over 95.8 km^2
Primary Targets:	Copper gold porphyry

Overview

The Alpala project base is located at Rocafuerte in northern Ecuador, approximately three hours' drive north of the capital Quito, close to water, power supply and Pacific ports. Having fulfilled its earn-in requirements, SolGold is a registered shareholder with an unencumbered legal and beneficial 85% interest in ENSA which holds 100% of the Cascabel tenement covering approximately 50km^2, and subject to a 2% net smelter return royalty held by Santa Barbara Resources Ltd which may be purchased for US$4.0 million in two stages, the latest following a production decision. Following the preparation of a Feasibility Study by ENSA, Cornerstone, which currently holds a 15% interest in ENSA, will be obligated to contribute to the funding of ENSA.

Drilling operations remain curtailed since September and no drilling has been completed at Alpala in this period.

During the nine months ended 31 March 2020, the Company capitalised US$30,739,520 on the Alpala project.

Health and Community Development

Through the Community Promoters contracted by ENSA, 700 units of alcohol sanitizing gel and information booklets for the prevention of COVID-19 were delivered to the families of the parishes of Lita and La Carolina.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

Safety Highlights from the safety program from this period include: • • • • • • • Monitoring and epidemiological surveillance of COVID-19 Installation of fire protection systems in Alpala and Rocafuerte Purchase of emergency response equipment for search and rescue brigades Occupational medical audit of the medical services of the EcuaAmerican clinic Training in defensive driving and road safety for ENSA personnel Periodic fumigation of work environments, dining rooms and camps Training in safety and health at work for Alpala and Rocafuerte workers Socialisation and Engagement The Social Baseline Study 2020 was completed in this quarter. The survey provides an update of information on communities in the Project's area of direct influence including: Urbina, San Pedro, Collapí, Rocafuerte, Parambas, Getzemaní, Santa Rita, and Esperanza del Verde and from the communities in the indirect influence area of the project: Santa Rosa, Cachaco and Palo Amarillo. Social baseline studies include information on social and community projects and plans. As part of the socialisation and community relations program, SolGold hosted community leaders and community promotors, government dignitaries and university students including: • 50 community leaders from the parish boards of Lita and La Carolina were hosted at site to develop trusting relationships with new and former community leaders. A group of 8 community promotors (Huella Social) were hired as part of the communication and information program 2020. The group attended training at site to provide a better understanding of the geological and environmental activities of the Company to be better able to transmit that information to communities. Master’s degree students of water resources management from the North Technical University and mining students from the Central University visited the Cascabel Project to learn about geology, environment and drilling activities. A contingent of 16 military leaders from the Operational Command Zona Norte were welcomed to site for an inspection of facilities, and to receive a briefing and discuss how the military can support the project. Cascabel project was visited by the North Mining Zonal Coordinator to receive information on the Company’s activities in the areas of social, environmental and operational management. • • • • Education and Training A training program to develop Welfare Helpers was completed by the CIMA Centre of the Polytechnic University of Loja. Participants included delegates from communities of the Cascabel Project area and SolGold personnel. SolGold visited different universities as part of a program of identifying potential research and collaboration on projects on the Cascabel claim as well as continuing social dialogue on sustainable mining. University visits in this period included: • • • • University of Yachay Universidad del Norte Central University of Ecuador Western University | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 11

Environment Highlights from the environmental program from this quarter include: • Participation in the 2nd Edition of the SDG Recognition of Good Practices in Sustainable Development, through the 1 Million Plants Program. Monitoring and follow-up to the process of rehabilitation of geology pits. Bi-annual Biotic Monitoring in the aspects of Flora, Avifauna, Mastofauna, Ictiofauna, Macroinvertebrates, Herpetofauna, Entomofauna. (Missing 60%, suspended due to COVID-19). Delivery to the Ministry of the Environment of the Annual Declaration of Hazardous Wastes generated and processed in 2019. Hiring of a Biologist, specialist in species conservation, to develop the flora and fauna management plan in accordance with IFC standards, for the development of the Cascabel project. • • • • Mineral Resource Estimate #3 (MRE#3) Following a further 83,650m of infill drilling since the previous Mineral Resource Estimate (MRE#2) reported in November 2018, the Company successfully delivered the conversion of considerable tonnages into the Measured Resource category, plus the addition of 1.6 Mt Cu, 2.5 Moz Au, and 92.2 Moz Ag (not previously estimated) to Measured plus Indicated Mineral Resources. Increased drill hole density throughout the deposit has also yielded a dramatic increase in the confidence and economic viability of the Alpala Mineral Resource. Highlights of MRE#3 include: • Mineral Resource of 2,663 Mt @ 0.53% CuEq for 9.9 Mt Cu, 21.7 Moz Au and 92.2 Moz Ag in the Measured plus Indicated categories Mineral Resource of 544 Mt @ 0.31% CuEq for 1.3 Mt Cu, 1.9 Moz Au and 10.6 Moz Ag in the Inferred category High-grade core of 442 Mt at 1.40% CuEq for 3.8 Mt Cu, 12.3Moz Au and 33.3 Moz Ag in the Measured plus Indicated categories supports early cash flows and accelerated pay back of initial capital as identified in the November 2019 Amended and Restated Preliminary Economic Assessment (“PEA”) At a cut-off grade of 0.20% CuEq, applied for comparative purposes, the MRE#3 update has added 1.6 Mt copper, 2.5 Moz gold and 92.2 Moz silver (with silver not previously estimated) to Measured plus Indicated Mineral Resources • • • The MRE#3 for the Alpala Porphyry Copper-Gold Deposit, comprises 2,663 Mt @ 0.53% CuEq in the Measured plus Indicated categories, which includes 1,192 Mt @ 0.72% CuEq in the Measured category and 1,470 Mt @ 0.37% CuEq in the Indicated category. The Inferred category contains an additional 544 Mt @ 0.31% CuEq. The MRE#3 within the Measured plus Indicated categories is more than sufficient to support all mine plan scenarios used in the Preliminary Economic Assessment (“PEA”) released in May 2019. The contained metal stands at 9.9 Mt Cu and 21.7 Moz Au in the Measured plus Indicated categories, which includes 5.7 Mt Cu and 15.0 Moz Au in the Measured category, and 4.2 Mt Cu and 6.6 Moz Au in the Indicated category. The Inferred category contains an additional 1.3 Mt Cu and 1.9 Moz Au. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 12

SolGold

Alpala Deposit Mineral Resource Estimate Statement, March 2020

Cut-off grade	Mineral Resource category	Mt	Grade				Contained metal			
			CuEq (%)	Cu (%)	Au (g/t)	Ag (ppm)	CuEq (Mt)	Cu (Mt)	Au (Moz)	Ag (Moz)
0.21	Measured	1,192	0.72	0.48	0.39	1.37	8.6	5.7	15.0	52.4
	Indicated	1,470	0.37	0.28	0.14	0.84	5.5	4.2	6.6	39.8
	Measured + Indicated	**2,663**	**0.53**	**0.37**	**0.25**	**1.08**	**14.0**	**9.9**	**21.7**	**92.2**
	Inferred	544	0.31	0.24	0.11	0.61	1.7	1.3	1.9	10.6
	Planned dilution	*5*	*0.00*	*0.00*	*0.00*	*0.00*	*0.0*	*0.0*	*0.0*	*0.0*

1. Mrs. Cecilia Artica, SME Registered Member, Principal Geology Consultant of Mining Plus, is responsible for this Mineral Resource statement and is an "independent Qualified Person" as such term is defined in NI 43-101.
2. The Mineral Resource is reported using a cut-off grade of 0.21% copper equivalent calculated using [copper grade (%)] + [gold grade (g/t) x 0.613] as discussed above. Metal prices used were US$3.40/lb for copper and US$1,400/oz for gold.
3. The Mineral Resource is considered to have reasonable prospects for eventual economic extraction by underground mass mining such as block caving.
4. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
5. The statement uses the terminology, definitions and guidelines given in the CIM Standards on Mineral Resources and Mineral Reserves (May 2014) as required by NI 43-101.
6. MRE is reported on 100 percent basis within an optimised shape as described below.
7. Figures may not compute due to rounding.

Pre-Feasibility Study

Work on the Alpala PFS continued during the period including additional field data collection to ensure all hydrogeological, geotechnical, surface hydrology, metallurgical testwork, surface geotechnical investigations, topography surveys, TSF site identification and other inputs critical to the PFS are available as planned.

In parallel with the above activities, study work concerning the mining, ore processing, infrastructure and HSEC components of the PFS is proceeding as the above inputs become available.

Outlined below is a summary of the main PFS activities undertaken during the period.

- A comprehensive technical meeting with the entire PFS engineering team was held on site at Rocafuerte on 4-5 February with the participation of lead consultants and QPs from Wood, Knight Piésold, Mining Plus, Itasca and SRK (Chile).

- Geotechnical and hydrogeological data collection - A total of 29 geological drill holes drilled mostly through the high-grade core of the orebody were logged for geotechnical purposes during the period, collecting information such as RQD, UCS, core recovery, fracture counting, and joint conditions.

  Geotechnical drilling in the Alpala deposit is expected to resume as soon as possible after travel restrictions affecting most countries including Ecuador are lifted. Geotechnical and hydrogeological data from these holes including logging, downhole optical and acoustic televiewer imaging, in-situ over-coring for rock-mechanics investigations (3D stress testing), underground water testing and packer testing to measure rock mass permeability will continue to be collected with assistance from Itasca (Denver), SRK (Chile) and WellSearch (Brisbane). Geotechnical test work will continue to be conducted by Strata Control Technology in Wollongong.

- Hydrology and meteorology - Surface water and meteorological data continued to be collected with assistance from Knight Piésold (Vancouver).

- The wider coverage topographical survey using helicopter-mounted LIDAR aerial survey technology has been suspended until later in the year as flying over the area was suspended until further notice due to restrictions imposed by the Ecuadorian government as a result of the COVID-19 crisis.

- Resource Model Update – MRE#3 geological block model and resource estimation was completed at the end of the quarter. 3D modelling of key geological parameters for the Alpala deposit has resulted in the completion of dynamic models for geology, veining, alteration and copper and gold grades. An updated structural model encompassing new surface mapping and oriented core was developed. This will be an integral input into mine design and planning in the feasibility studies.

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o o Hydrological model and water balance studies are being conducted by Knight Piésold. Mine Planning – While awaiting geotechnical inputs including the hydrogeological and geotechnical 3D models to be prepared by Itasca, mine planning activities during the June quarter include. • • Commencement of the underground Materials Handling trade-off study Commencement of the Mining Method selection review based on the updated resource block model (MRE#3 model) Continuation of the Mine Access Trade-off Commencement of the cut-off grade analysis Commencement of the review of the mining footprint based on MRE #3 • • • o Ore Processing – Study activities carried out during the period include • • The Phase 2 flotation / comminution test work was completed by ALS Canada Pyrite concentrate test work is currently being completed at ALS in Perth, aimed at additional extraction of gold (and copper) Commencement of plant location study review Completion of the draft Process Design Criteria Updating of PEA process flowsheets initiated • • • Project Infrastructure o • Port – Discussions with the Esmeraldas port operators Cargoport continued during the period. A site visit to Esmeraldas programmed for the last week in March had to be postponed due to the current COVID-19 crisis. The port visit is now expected to take place as soon as possible after the lifting of current travel restrictions affecting most countries including Ecuador. TSF Management - Knight Piésold in consultation with SolGold continue to review the TSF location and tailings deposition options available to the Alpala Project, with a view to short-listing the economically, logistically, and environmentally most attractive options for subsequent TSF design. Power Supply – A study on HV power supply and transmission options for the project is currently underway. A site visit and substation capacity review were undertaken during the period Access Roads – Currently reviewing options to upgrade existing access roads and looking at alternative routes to optimize project access. • • • o HSEC – Study work in the Environmental, Social, Community and Heritage areas of the PFS undertaken during the period includes. • • • • Ongoing HSEC data gathering work in collaboration with the field team Review of HSEC aspects concerning updated TSF locations Updating ESIA Gap Assessment Report and IFC Performance Standard Compliance QA/QC of surface water quality o The Company appointed Wood Mackenzie to prepare the Market Study for the PFS in the second quarter of 2020. The scope by Wood Mackenzie includes an outlook of global copper, gold and silver markets, price scenario planning and an outline of SolGold’s concentrate market strategy along with Alpala’s cost competitiveness. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 14

Metallurgy Update Last year, the Phase 1 metallurgical test work included the analysis of 980 kg of drill core across 20 variability samples and three Master Composites, together broadly representative of the first 10 years of the mine life at Alpala. The results of this Phase 1 test work were announced on 28 October 2019 (“Metallurgical Test Work Yields High Grade Copper and Gold Content at Alpala”). In Phase 2 of the metallurgical test work, a further 1,520 kg of drill core was analysed across 33 variability samples and four Master Composites in the second half of 2019. Together, these samples are broadly representative of Alpala’s mid to later mine life. Laboratory metallurgical test work is undertaken at ALS Metallurgical Laboratories in Kamloops, Canada as well as Balcatta, Western Australia. The ALS Report for Phase 2 was received in March the results certify the progressively reported results: • Process Optimisation – Four Master Composites were used for process optimisation and locked cycle tests, with the optimised circuit and conditions used for locked cycle tests. The locked cycle tests were run with site sourced water, initially without water recycle. The tests were then repeated on all four of the composites with recycled water to simulate process water use. Based on sufficient sample material, this produced seven sets of locked cycle results, with feed grades that varied from 0.21% copper to 1.56% copper. Copper concentrate grade ranged from 25.7% copper to 30.1% copper. Gold varied from 10.3 g/t to 16.7 g/t, and silver from 45 g/t to 93 g/t. Extended analysis showed very low deleterious elements in concentrate, well below penalty limits. A comparison between the recoveries and concentrate grades from the PEA and the updated figures resulting from the PFS-level test work is currently being prepared in-house by Dr Greg Harbort. Following completion of master composite locked cycle tests the mineral processing programme completed settling tests on tailing, concentrate regrind evaluation tests and variability flotation tests. The test work has confirmed that concentrate grades above 26% Cu can be achieved with limited change in copper recovery by reducing the rougher concentrate regrind size to 10 µm, for low grade feed (<0.2%Cu, <0.1 g/t Au). Preliminary settling tests indicate fast settling characteristics, with tailing thickener underflows of up to 60% solids predicted. Further dewatering tests on rougher tailing are currently in progress. • Magnetite concentrate recovery – The rougher tailing from each of the rougher flotation variability tests was subjected to Davis Tube Recovery (DTR) tests to evaluate potential for magnetite recovery. The tests were conducted at the received grind size (typically 150 µm) at a magnetic intensity of 4,000 Gauss, providing a preliminary magnetite roughing evaluation. Magnetite recoveries were calculated based on the flotation feed mineralogy. The results indicate that above a feed grade of 2.5% magnetite, concentrate grades of >40% magnetite is produced, potentially suitable for regrind and cleaning to saleable magnetite concentrate specifications. Magnetite recoveries to these concentrates averaged 85%. • Pyrite Concentrate – Test work was completed in March at ALS Perth. The copper cleaner tailing from the flotation program was collected and formed into ten composites, with bottle roll cyanidation testwork completed to evaluate extraction of copper, gold and silver to enhance recovery. An additional two composites were formed to evaluate biological and thiosulphate leach. The grade of the cyanidation composites varied from 0.29 g/t to 2.68 g/t, with gold extraction from the cleaner tailing, based on a 72-h residence time, varying from 46% to 88%. Leach enhancement via an acid wash increased gold extraction to between 58% and 89%. Twenty-one days biological oxidation followed by cyanidation increased the gold extraction to 93%. Cyanide consumption varied between 0.8 kg/t and 6.2 kg/t. Testwork from ALS Metallurgical Laboratories, Kamloops, Ca is effectively complete with their report issued. Longer term planning includes a bulk sampling program to generate 20 t to 30 t of material for pilot plant evaluation. This will include vendor thickening and filtration tests, transportable moisture limits (TML) for shipment, rheology tests for concentrate and tailing pipelines and further tailing characterisation work. In addition, selected sample will be used for crushing tests and pyrite concentrate will be produced for further leach evaluation. If warranted, tailing will be evaluated for more detailed magnetite recovery. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 15

Copper Concentrate Expression of Interest Process In October 2019, the Company started engaging with leading copper smelters and established commodity traders to assess the extent of interest and commercial value of Alpala’s copper concentrate which, based on metallurgical test work to date, contains: • • • • high copper high precious metals low deleterious elements A well-balanced combination of sulphur, iron and copper Based on the high level of interest in this quality concentrate, the Company subsequently invited commodity traders to submit an initial Expression of Interest (“EoI”), covering: • • • • Their intended sales and marketing strategy for Alpala concentrate Proposed offtake volumes and tenures Comprehensive commercial terms Ability for short-and long-term financial support The Company has to date received 10 qualifying Expressions of Interest, with further submissions expected following the easing of COVID-19 restrictions. The offtake terms, while non-binding, are sufficiently detailed to give the Company confidence that binding agreements can be reached during forthcoming negotiations. Demand for Alpala’s concentrate from traders was significantly in excess of planned production volumes, testament to the inherent quality and value of the material. Furthermore, the terms of the EoIs were an improvement on the assumptions outlined in the PEA, some significantly so. Nevertheless, the Company expects further improvements in the final agreed off-take terms. In particular metal payabilities, precious metal refining charges and payment terms are expected to be finalised on better terms than previous conceptual assumptions. The Company has also received material offers of funding in exchange for offtake from a number of traders. These include the provision of both short-term and longer-term capital with proceeds available for studies, mine construction and cost overruns as well as working capital during ramp-up. The Company is now ranking and selecting a short-listed group of traders with a view to finalising offtake agreements as well as funding support. Geological • • The geological and structural maps were revised A program of relogging geotechnical parameters commenced focusing on RQD, joint frequency, alpha and beta (where core was oriented) along with structure condition logging (features including type of filling, roughness, alteration of the walls, degradation, etc.). Core photos were re-analysed to record additional geological and geotechnical information about faults and weak zones. Core photos from the geotechnical holes were analysed as a quality check of the geotechnical logs. • • Topographic • • The topography team completed a ground survey in the area of a potential Portal location to support PFS studies. A LiDAR survey over the Cascabel concession commenced at the beginning of March by LUTOPSA to obtain a high-accuracy ground control. Approximately 30% of the concession was completed before the program was suspended due restrictions put in place in response to the COVID-19. The program will recommence after the restrictions are removed. A high accuracy topography and high-quality aerial photographs using photogrammetry from a drone was completed over towns, and planned infrastructure locations. • | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 16

Soil testing from Geotechnical pits The soil testing program of 56 pits excavated at the locations identified as possible infrastructure sites was completed. Tests include: • • • • • Infiltration In-situ density Soil vane Penetrometer Soil unconfined compressive strength Water • A seep survey was conducted to update the water points inventory and understand the quality and conditions of groundwater (springs). The survey included measurements of conductivity, PH, flow and temperature collected at 107 seepage locations. Groundwater monitoring program is ongoing Construction of civil works for the installation of flow measurement sensors for seven collection points Semi-annual maintenance of project meteorological stations. • • • | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 17

ECUADOR, REGIONAL EXPLORATION PROJECTS

A comprehensive, nation-wide desktop study was undertaken by the Company's independent experts to analyse the available regional topographic, geological, geochemical and gravity data over the prospective magmatic belts of Ecuador, with the aim of understanding the controls to copper-gold mineralization on a regional scale. The Company has delineated and ranked regional exploration targets for the potential to contain significant copper-gold deposits. As a result of this study, the Company formed and initially funded, four new 100% owned subsidiary companies in Ecuador; Carnegie Ridge Resources S.A., Green Rock Resources S.A., Cruz del Sol S.A. and Valle Rico Resources S.A. These subsidiaries currently hold 72 mineral concessions over approximately 3,200 km^2. A further 3 concessions, in addition to the Cascabel concession, are held in ENSA.

Based on the results of this initial exploration, 13 priority targets have been identified for second phase exploration in Ecuador. Ongoing exploration will continue to focus on advancing these priority projects, through geophysical surveys and detailed soil geochemistry, with a view to progress to drill testing as soon as permissions are in place. The 13 priority projects are as follows:

- Rio Amarillo
- Porvenir
- Celen
- Sharug
- Chical
- Timbara
- Coangos
- La Hueca
- Cisne Victoria
- Salinas
- Chillanes
- Cisne Loja
- Blanca

The ongoing exploration program on these projects continues to focus on:
- Drill testing targets
- Collection and Interpretation of geophysical data
- Mapping and geochemical sampling of new areas

Activities conducted on the priority projects are described in further detail below.

Blanca Project

Project Overview	
Location:	Carchi province, Northern Ecuador
Ownership:	100%
Subsidiary:	Carnegie Ridge Resources S.A
Tenement area:	4 concessions, 73 km^2
Primary Targets:	Epithermal gold

Processing and initial interpretation of the Heli-mag data collected over Blanca was completed during the quarter.

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La Hueca Project

Project Overview	
Location:	Zamora Chinchipe province, Southern Ecuador
Ownership:	100%
Subsidiary:	Cruz del Sol S.A.
Tenement area:	3 concessions, 160 km^2
Primary Targets:	Copper-gold porphyry

All regulatory requirements for scout drilling at Target 6 have been received and field camps have been established.

Porvenir Project

Project Overview	
Location:	Zamora Chinchipe province, Southern Ecuador
Ownership:	100%
Subsidiary:	Green Rock Resources S.A.
Tenement area:	4 concessions, 244km^2
Primary Targets:	Copper-gold porphyry

All regulatory requirements for scout drilling at Target 15 have been received and field camps have been established.

Heli-magnetic surveys covering the entire Porvenir project area was completed in 2019. Processing and initial interpretation of the Heli-mag and ground mag data collected over Porvenir was completed during the quarter

Geology field teams continue mapping and sampling new areas in Porvenir and in concessions Nangaritza 1 and 2. Teams are following up anomalies from the recent heli-mag survey.

Cisne Loja Project

Project Overview	
Location:	Loja province, Southern Ecuador
Ownership:	100%
Subsidiary:	Green Rock Resources S.A.
Tenement area:	3 concessions, 146 km^2
Primary Targets:	Epithermal gold and silver, Porphyry copper gold

Strongly anomalous magnetic signatures characterise the copper mineralisation, and additional target areas west of Cuenca Loma are still to be sampled.

Timbara Project

Project Overview	
Location:	Zamora Chinchipe province, Southern Ecuador
Ownership:	100%
Subsidiary:	Green Rock Resources S.A.
Tenement Area:	4 concessions, 152 km^2
Primary Targets:	Copper-gold porphyry

Heli-magnetic surveys covering the entire Timbara project area was completed in 2019. Processing and initial interpretation of the Heli-mag data collected over the Timbara project was completed during the quarter

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Rio Amarillo Project

Project Overview	
Location:	Imbabura province, Northern Ecuador
Ownership:	100%
Subsidiary:	Carnegie Ridge Resources S.A.
Tenement Area:	3 concessions, 123 km^2
Primary Targets:	Copper porphyry

Heli-magnetic surveys covering the entire Rio Amarillo project area was completed in 2019. Processing and initial interpretation of the Heli-mag data collected over the Rio Amarillo project was completed during the quarter

A drilling program has been designed that awaits permitting.

Chillanes Project

Project Overview	
Location:	Bolivar/Chimborazo province, Central Ecuador
Ownership:	100%
Subsidiary:	Green Rock Resources S.A.
Tenement Area:	1 concession, 48 km^2
Primary Targets:	Copper-gold porphyry

Social teams have been working with government to ensure ongoing access to this project which is progressing well.

Salinas Project

Project Overview	
Location:	Bolivar province, Southwest Ecuador
Ownership:	100%
Subsidiary:	Valle Rico Resources S.A.
Tenement Area:	4 concessions, 189 km^2
Primary Targets:	Gold-silver-copper epithermal

Access to Salinas 3 and 4 concessions has now been granted and work is continuing on gaining field access to Salinas 1 and 2 concessions. Initial exploration work will commence at Salinas 3 and 4 and access is expected to be granted shortly for Salinas 1 and 2 concessions.

Sharug Project

Project Overview	
Location:	Azuy province, Southwest Ecuador
Ownership:	100%
Subsidiary:	Green Rock Resources S.A.
Tenement Area:	2 concessions, 52 km^2
Primary Targets:	Copper-gold porphyry

A ground magnetics geophysical program was completed covering both the Quillosisa and Santa Martha prospects. This program has highlighted an area of magnetite destruction over the Santa Martha prospect.

A drilling program has been designed at both the Quillosisa and Santa Martha prospects that awaits permitting.

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Cisne Victoria Project

Project Overview

Location:	Morana Santiago province, South-eastern Ecuador
Ownership:	100%
Subsidiary:	Cruz del Sol S.A.
Tenement Area:	1 concession, 170 km^2
Primary Targets:	Copper-gold porphyry

Processing and initial interpretation of the Heli-mag and ground mag data collected over the Cisne-Victoria project was completed during the quarter.

Coangos Project

Project Overview

Location:	Morana Santiago province, south-eastern Ecuador
Ownership:	100%
Subsidiary:	Cruz Del Sol S.A.
Tenement Area:	7 concessions, 259 km^2
Primary Targets:	Porphyry & Epithermal Copper-gold

Auger soil sampling over Anomalies 1 and 2 helped further delineate the Anomaly 1 and 2 prospects.

Processing and initial interpretation of the Heli-mag and ground mag data collected over the Coangos project was completed during the quarter.

Chical Project

Project Overview

Location:	Carchi province, Northern Ecuador
Ownership:	100%
Subsidiary:	Carnegie Ridge Resources S.A.
Tenement Area:	4 concessions 183 km^2
Primary Targets:	Epithermal Copper-gold

Following excellent results from initial exploration at Rio Amarillo, Chical, Sharug and Cisne-Loja, scout drilling applications are being prepared to test these projects.

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AUSTRALIA

In Queensland, Australia, the Company has identified the following major project areas:

- Rannes
- Mount Perry
- Normanby
- Westwood
- Mt Pring
- Cracow West

SolGold continues to hold tenements across central and southeast Queensland, through its wholly owned subsidiaries, Central Minerals Pty Ltd and Acapulco Mining Pty Ltd. Central Minerals Pty Ltd currently holds 5 exploration permits: EPM 25300 (Cooper Consolidated, Rannes Project); EPM 18760 (Westwood); EPM 18032 (Cracow West); EPM 27211 (Mt Pring); and EPM 19639 (Goovigen Consolidated, Rannes Project). Acapulco Mining Pty Ltd currently holds exploration permits at EPM 25245 (Mount Perry) and EPM 19410 (Normanby).

Rannes Project (EPM 25300)

Project Overview	
Location:	140 km west of Gladstone, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd
Tenement Area:	126 granted sub-blocks (circa 403km^2)
Primary Targets:	Disseminated and vein-hosted low sulphidation gold-silver deposits

Exploration activities completed during this period include:

- Work on the Rannes Project continued during Q1, 2020 focusing on drill-hole data validation and review of a 3D workspace allowing integration of 3DIP, VTEM and magnetic inversion model data.
- Plate modelling of VTEM data was completed in Q1, 2020 defining orientation and depth to top of conductor ahead of proposed drill-hole testing in 2020 when operational restrictions due to COVID-19 are lifted.
- VTEM inversion modelling review during Q1, 2020 identified following on from a number of high priority basement conductors identified in Q3 & Q4, 2019 that appear to be located down-plunge from the inferred and indicated resources at both the Crunchie and Kauffman's prospects.

Mount Perry Project (EPM 25245)

Project Overview	
Location:	130 km northwest of Gympie, Queensland, Australia
Ownership:	100%
Subsidiary:	Acapulco Mining Pty Ltd.
Tenement Area:	64 granted sub-blocks (circa 205km^2)
Primary Targets:	High grade, lode gold deposits and possible gold porphyry deposits

A comprehensive assessment of the project has identified the Upper Chinaman's Creek prospects as the highest priority high-grade opportunity. Work in the upcoming reporting period will include 3DEM inversion modelling and potentially a 3D IP survey (3.7 x 1.5km) that will help define key mineralized structures and allow prioritization of drill hole targets.

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SolGold

Normanby Project (EPM 19410)

Project Overview	
Location:	120 km northwest of Mackay, Queensland, Australia
Ownership:	100%
Subsidiary:	Acapulco Mining Pty Ltd.
Tenement Area:	60 granted sub-blocks (circa 192 km²)
Primary Targets:	Intrusion-related epithermal gold veins and potential porphyry Cu-Au deposits

The Mount Flat Top prospect remains the primary bulk tonnage mineralization opportunity within the project. Future exploration may focus on completion of a Gradient-Array IP survey, similar to that proposed for the Mt Perry project.

Westwood Project (EPM 18760)

Project Overview	
Location:	45 km west-southwest of Rockhampton, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	16 granted sub-blocks (circa 45km²)
Primary Targets:	Ultramafic layered intrusion Pd-Au-Cu-Pt deposits

Drilling designed to follow-up initial success at the Magdalene and Magda One prospects in the 2018 drill program confirmed the presence of magmatic PGE-Cu sulphides in multiple holes and extended known mineralization 50m southwest at Magdalene and 75m to the northwest at Magda One prospect.

Mt Pring Project (EPMA 27211)

Project Overview	
Location:	65 km northwest of Proserpine, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	40 sub-blocks (circa 120km²) in application
Primary Targets:	Magmatic Ni-Cu-PGE sulphide and copper-gold porphyry deposits

Notice to Progress to tenement grant was received from the Department of Natural Resources, Mines and Energy (DNRME) after successful negotiation and execution of a Cultural Heritage Agreement with the Native Title party.

Cracow West Project (EPM 18032)

Project Overview	
Location:	260 km west-northwest of Gympie, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	12 granted sub-blocks (circa 38km²)
Primary Targets:	Low-sulphidation epithermal Au-Ag deposits

EPM 18032 is due for renewal during October 2020. Future work considerations may include a re-interpretation of the geophysical and structural dataset with specific focus on identifying high-priority targets within the Dawson park, Kambrook and Theodore Bends prospects. However, these activities will be reviewed in more detail in Q2 and Q3 of 2020 in advance of renewal application being submitted.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

SOLOMON ISLANDS

The Kuma tenement in the Solomon Islands (South West Pacific) is considered by SolGold to be highly prospective for porphyry copper gold and epithermal gold deposits.

Kuma Project

Project Overview	
Location:	37km South-east of Honiara on the island of Guadalcanal
Ownership:	100% ownership
Tenement Area:	1 concession, 43 km^2
Primary Targets:	Copper-gold porphyry

Further work is planned to test the high sulfidation Kuma prospect that focuses on the upper part of Kuma ridges and a drilling program is planned for 2020.

Activities completed in this period include ongoing community consultations.

QUALIFIED PERSON

Information in this report relating to the exploration results is based on data reviewed by Mr Jason Ward ((CP) B.Sc. Geol.), Exploration Manager Global of the Company. Mr Ward is a Fellow of the Australasian Institute of Mining and Metallurgy, holds the designation FAusIMM (CP), and has in excess of 20 years' experience in mineral exploration and is a Qualified Person for the purposes of the relevant LSE and TSX Rules. Mr Ward consents to the inclusion of the information in the form and context in which it appears.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

SolGold

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The following table sets out a breakdown of all material components of certain costs to the Company for the quarter ended 31 March 2020 and 2019.

Mineral Properties – Exploration and Evaluation

The following table sets out the total deferred exploration costs recorded by the Company for the Cascabel concession, the Ecuador regional exploration projects, Australian projects and the Solomon Islands projects for the quarters ended 31 March 2020 and 2019.

	Cascabel project		Ecuador Regional Exploration projects		Australian projects		Solomon Islands projects		Total	
Exploration Expenditures	**Mar'20 (US$'000)**	**Mar'19 (US$'000)**	**Mar'20 (US$'000)**	**Mar'19 (US$'000)**	**Mar'20 (A$'000)**	**Mar'19 (US$'000)**	**Mar'20 (US$'000)**	**Mar'19 (US$'000)**	**Mar'20 (US$'000)**	**Mar'19 (US$'000)**
Balance, beginning of period	**165,577**	**115,028**	**33,108**	**16,091**	**9,772**	**9,505**	**149**	**-**	**208,606**	**140,624**
License fee	100	99	3,190	2,953	12	12	-	-	3,302	3,064
Assays and geochemistry	2	459	33	52	6	-	-	-	41	511
Camp costs	588	584	7	59	-	1	-	-	595	644
Drilling	2,726	7,609	470	583	-	-	-	-	3,196	8,192
Geophysics	-	-	-	4	-	-	-	-	-	4
Community	1,352	1,613	268	289	-	-	-	-	1,620	1,902
Salaries and labour	1,578	1,442	1,650	1,107	25	9	34	6	3,287	2,564
Environment	53	359	42	42	-	-	-	-	95	401
PEA	4	-	-	-	-	-	-	-	4	-
PFS	396	-	-	-	-	-	-	-	396	-
Other	993	337	645	394	4	8	4	-	1,646	739
Total exploration expenditures	**173,369**	**127,530**	**39,413**	**21,574**	**9,819**	**9,535**	**187**	**6**	**222,787**	**158,645**
Mineral properties abandoned	-	-	(216)	(205)	-	3	-	-	(216)	(202)
Foreign exchange adjustment	-	430	-	(272)	(939)	61	(20)	-	(959)	219
Balance, end of period	**173,369**	**127,960**	**39,197**	**21,097**	**8,880**	**9,599**	**167**	**6**	**221,613**	**158,662**

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

EXPLORATION OUTLOOK The focus of the Company during the final quarter of the financial year ending 30 June 2020 will be to advance the Alpala project in Ecuador through ongoing exploration, resource extension and (as part of the Pre-Feasibility Study) to determine reserves. Key outputs during this period will be an updated MRE#3 (released on 7 April 2020) and completion of the associated NI 43-101 technical report. The regional exploration program in Ecuador will continue reconnaissance field mapping, soil and rock chip sampling programs, and geophysics surveys, and continue drilling programs (as permits and the COVID-19 situation allow) as well as evaluating several mineralised outcropping targets over SolGold’s four 100% owned Ecuadorian subsidiaries. The Australian exploration program will continue to focus on target generation and project development through geological reconnaissance activities, planned geophysics surveys, modelling studies and drilling. The Solomon Islands exploration program will continue to focus on community engagement and preparation for a drilling program. Alpala Project, Ecuador Major milestones for the Alpala project completed to date include: • • Ministry of Mining approval for Initial Exploration Phase (for entire project area) 2010 Ministry of Environment approval of Environmental License for Initial Exploration phase [Licencia Ambiental] (for entire project area) 2011 Ministry of Environment approval of Environmental License for Advanced Exploration phase [Licencia Ambiental] (for defined project area) 2013 Ministry of Mining approval for the change of phase to Advanced Exploration Phase (for defined project area) 2014 MRE#1 on 3 January, 2018 MRE#2 on 4 January, 2019 Ministry of Mining approval for the change of phase to Economic Evaluation Phase (for defined project area) 2019 Preliminary Economic Assessment (PEA – NI 43-101) on 20 May 2019 MRE#3 on 7 April, 2020 • • • • • • • Planned milestones for 2020 include: • • • • • • Advanced Exploration Phase (for remainder of concession) Economic Evaluation Phase (for remainder of concession) Pre-Feasibility Study (PFS) Investment Agreement Off-take Memorandum of Understanding Ongoing land acquisitions The next phase of development of the Alpala project will continue to focus on Feasibility phase requirements. Understanding of the Alpala system and global porphyry systems has provided additional knowledge that the Company is applying in the exploration of other targets within the Cascabel concession as well as at the regional projects. Aside from Alpala and Aguinaga, the Cascabel concession has defined several other untested targets, namely: Trivinio, Moran, Cristal, Tandayama-America and Chinambicito. It is anticipated that some of these will be drill tested in due course. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 26

EXPLORATION OUTLOOK (continued) Ecuador Regional Exploration Projects In the next three months, SolGold will continue advancing all priority projects to the next phase of exploration involving auger soils, rock channel sampling and targeted geophysical surveys to identify targets for future drill testing. The results of these second exploration phase activities will help delineate future targets to be drill tested. Australian Projects VTEM inversion modelling at the Rannes Project identified several high priority conductors located both down-plunge of known mineralization at the Crunchie and Kauffman’s prospects and proximal to buried intrusive systems within the broader project area. A fully integrated three-dimensional geological model will be completed ahead of drill-testing these high priority targets. Geological mapping at the Chinaman’s Creek prospects within the southern limits of the Mount Perry Project is scheduled to be undertaken when exploration and operational conditions normalise again, ahead of a detailed, 50m line-spacing Gradient Array Induced Polarization (IP) survey. IP and mapping data will then be used to identify and prioritize drillhole targets. The initial field program for Mount Pring tenement (EPM 27211) will include a detailed stream sediment sampling program combined with reconnaissance geological mapping. Solomon Islands Project A drill program has been planned for Kuma Prospect, expected to commence in the 2020 calendar year. The table below sets out a summary of the completed activities and expenditures as at and for the quarter ended 31 March 2020. The table below also sets out the Company's plans for its projects and the planned expenditures for each of its projects to the year ended 30 June 2020. The table below includes forward-looking information and readers are encouraged to refer to "Forward Looking Statements". Planned activities are subject to the ongoing COVID 19 mobility restrictions implemented by the Governments of Ecuador, Australia and Solomon Islands, the community concerns, and the company controls in place. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 27

SolGold

Property	Summary of Completed Activities (1 Jan 2020 – 31 March 2020)	Expenditures (Quarter ended 31 March 2020) US$	Plans for the Property[(1)]	Planned Expenditures to financial year end 30 June 2020[(1)] US$
Cascabel concession	• 3D modelling of Alpala deposit • Commenced Hydrogeological drilling for monitoring program • Geotechnical testing (drillhole testing: insitu stress, packer, UCS; Pit testing: insitu soil testing, lab testing) • Re-logging of core to provide more detailed mine geotechnical information • Re-interpretation of faults and damage zones. • Metallurgical sampling and testing • Geological mapping • Land acquisitions • Community initiatives	US$7.79 million	Financial year ending 30 June 2020 • Drilling and testing (Geotech) • Drilling and testing (Metallurgy) • Drilling and testing (Water monitoring). • MRE#3 (Released in 7-Apr-2020) • Activities relating to the Pre-Feasibility Study • Activities relating to the Definite Feasibility Study • Land acquisitions • Community Projects	US$12.97 million
Ecuador Regional Exploration projects	• Development of 13 priority targets • Exploration reconnaissance including mapping, soils and rock chips • Geophysics interpretation • Camp construction • Community engagement	US$6.30 million	Financial year ending 30 June 2020: • Continued exploration reconnaissance • Scout drilling on high priority targets • Further target generation • Community engagement	US$3.64 million
Australia projects	• Integrated modelling of 3D IP, VTEM and Magnetic inversion model data • Plate modelling of VTEM data • VTEM Inversion modelling review • Comprehensive project assessment • successful negotiation and execution of a Cultural Heritage Agreement	US$47k	Financial year ending 30 June 2020: • VTEM inversion modelling • 3D geological modelling • Geological mapping • IP survey • Stream Sediment Survey • Reconnaissance mapping	US$100k
Solomon Island projects	• Community consultation	US$38k	Financial year ending 30 June 2020: • Land access and negotiations • Preparatory work for drilling program	US$54k

Notes:

(1) This information is considered forward-looking information. See "*Forward-Looking Statements*".

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2020 the Company had cash and cash deposits of US$4,410,196, a decrease of US$37,336,004 from US$41,746,200 as at 30 June 2019.

Cash expenditure (before financing activities) for the nine months ended 31 March 2020 was US$59,245,115 (2019: US$67,448,393). During the nine months ended 31 March 2020, cash of US$22,044,235 (2019: US$70,236,914) was received. Accordingly, the net cash outflow of the Company for the nine months ended 31 March 2020 was US$37,756,820 (2019: inflow of US$2,666,331).

Cash of US$46,152,302 (2019: US$55,881,308) was invested by the Company on exploration expenditure during the nine months ended 31 March 2020.

LIQUIDITY OUTLOOK

	For the period ending	
	31 March 2020 US$	30 June 2019 US$
Cash and cash equivalents	4,410,196	41,746,200
Other receivables and prepayments	5,103,953	2,891,326
Trade and other payables	(5,961,880)	(6,514,591)
Net working capital	**3,552,269**	**38,122,935**

SolGold funds its current exploration and corporate costs through existing cash and cash equivalents. The Company has no capital commitments but has certain obligations to expend minimum amounts on exploration in tenement areas. As outlined in the Company's latest annual financial statements (30 June 2019), such commitments amount to US$6,615,855 and US$12,990,623 over the next 12 months and 13-month to 5-year period, respectively.

On 11 May 2020, the Company entered into a US$100 million NSR Financing Agreement with Franco-Nevada with an option to upsize the financing to US$150 million at the Company's election. Concurrently with entering into the NSR Financing Agreement, the Company and Franco-Nevada have also entered into a US$15 million BLA of immediately available funds as an initial advance prior to closing the NSR Financing Agreement. The full amount of the advance (net of legal costs) was received by the date of the lodgement of this report, 14 May 2020. There are certain conditions precedent to the NSR Financing to be fulfilled prior to the US$100 million being drawn down which are expected to be satisfied soon after COVID-19 related travel restrictions are lifted.

Due to the nature of the Company's operations, the Company has no history of revenues from its operating activities and the Company has financed its activities by raising capital through equity issuances or debt. However, given the nature of the Company's current activities, it will remain dependent on equity and/or debt funding in the future until such time as the Company becomes self- financing from the commercial production of mineral resources.

OUTSTANDING SHARE DATA

The Company was authorised to issue 2,905,511,333 ordinary shares at 31 March 2020 of which 1,923,321,033 were outstanding at 31 March 2020. The Company had 1,923,321,033 ordinary shares outstanding at the date of the report, 14 May 2020. At 31 March 2020 the Company had outstanding options to purchase an aggregate of 176,662,000 ordinary shares with exercise prices ranging from £0.37 to £0.60 per share and expiry dates ranging from 4 July 2020 and 2 December 2024. At the date of the report, 14 May 2020, the Company had outstanding options to purchase an aggregate of 185,162,000 ordinary shares with exercise prices ranging from £0.25 to £0.60 per share and expiry dates ranging from 4 July 2020 and 2 December 2024.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

CONTINGENCIES A 2% net smelter royalty is payable to Santa Barbara Resources Limited, who were the previous owners of the Cascabel concession. These royalties can be bought out by paying a total of US$4 million. Fifty percent (50%) of the royalty can be purchased for US$1 million 90 days following the completion of a feasibility study and the remaining 50% of the royalty can be purchased for US$3 million 90 days following a production decision. The smelter royalty is considered to be a contingent liability as the Group has not yet completed a Pre-Feasibility Study at 31 March 2020 as such there is significant uncertainty over the timing of any payments that may fall due. SolGold elected to undertake the Optional Subscription under the terms of the Term Sheet (Term Sheet) signed between SolGold plc and Cornerstone Capital Resources Inc. (CGP), CGP’s subsidiary Cornerstone Ecuador S.A, (CESA) and Exploraciones Novomining S.A, (ENSA) and holds an aggregate registered and beneficial equity position in ENSA of 85% under the terms of the Term Sheet. CGP and CESA elected to obtain the benefit of the Financing Option whereby SolGold will solely fund all operations and activities of ENSA until the completion of the Feasibility Study, including CESA’s contribution as the registered and beneficial holder of an aggregate equity position in ENSA of 15%. After completion and delivery of the Feasibility Study, SolGold and CESA shall jointly fund the operations and activities of ENSA based on their respective equity positions in ENSA on a proportionate basis. Furthermore, the Term Sheet allows for SolGold to be fully repaid for the financing provided, including interest at LIBOR plus 2% for the expenditures incurred by SolGold from the time CGP and CESA elected the Financing Option. SolGold is to be repaid out of 90% of CESA’s distribution of earnings or dividends from ENSA or the Cascabel concession to which CESA would otherwise be entitled. If CESA does not elect to contribute and its equity stake in ENSA is diluted to below 10%, its equity stake in ENSA will be converted to a 0.5% interest in the Net Smelter Return and SolGold may acquire this interest for US$3.5 million at any time. The amount of financing provided to CESA at 31 March 2020 was US$30,295,996 (2019: US$20,400,473). This will be paid out of CESA’s distribution of earnings or dividends from ENSA or the Cascabel tenement if and when the mine goes into production. There are no other contingent assets or liabilities at 31 March 2020. TRANSACTIONS WITH RELATED PARTIES AND DIRECTOR RELATED ENTITIES Transactions with related parties are disclosed in Note 12 to the 31 March 2020 unaudited interim condensed consolidated financial statements. Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated. The figures noted below are for the nine months ended 31 March 2020 with comparative figures for the nine months ended 31 March 2019. The Company had a commercial agreement with Samuel Capital Ltd (“Samuel”) for the engagement of Nicholas Mather as Chief Executive Officer and Executive Director of the Company. For the nine months ended 31 March 2020 US$300,317 was paid or payable to Samuel (2019: US$432,246). The total amount outstanding at 31 March 2020 is US$nil (31 March 2019: US$ nil, 30 June 2019: US$925). The Company has a long-standing commercial arrangement with DGR Global Ltd, an entity associated with Nicholas Mather (a Director) and Brian Moller (a Director), for the provision of various services, whereby DGR Global provides resources and services including the provision of its administration and exploration staff, its premises (for the purposes of conducting the Company’s business operations), use of existing office furniture, equipment and certain stationery, together with general telephone, reception and other office facilities (“Services”). In consideration for the provision of the Services, the Company shall reimburse DGR Global Ltd for any expenses incurred by it in providing the Services. DGR Global shall also invoice the Company from time to time for the provision of in-house legal counsel services. DGR Global Ltd was paid US$180,374 (2019: US$199,156) for the provision of administration and office facilities to the Company during the nine months ended 31 March 2020. The total amount outstanding at 31 March 2020 is US$3,907 (31 March 2019: US$3,684, 30 June 2019 US$15,788). | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 30

TRANSACTIONS WITH RELATED PARTIES AND DIRECTOR REALTED ENTITIES (continued)

Mr Brian Moller (a Director), is a partner in the Australian firm Hopgood Ganim Lawyers. For the nine months ended 31 March 2020, US$99,228 was paid or payable to Hopgood Ganim (2019: US$133,478) for the provision of legal services to the Company. These services were based on normal commercial terms and conditions. The total amount outstanding at 31 March 2020 is US$13,256 (31 March 2019: US$ nil, 30 June 2019 US$nil).

Mr James Clare (a Director), is a partner in the Canadian firm Bennett Jones LLP. For the half year ended 31 March 2020, US$564,247 was paid or payable to Bennett Jones (2019: US$154,714) for the provision of legal services to the Company. The services were based on normal commercial terms and conditions. The total amount outstanding at 31 March 2020 is US$287,039 (31 March 2019: US$121,620, 30 June 2019 US$ nil).

The key management personnel of the Company are the directors and officers of the Company. Compensation awarded to key management relating to consulting fees and share-based payments for the quarters ended 31 March 2020 and 2019 are as follows:

	Basic Annual Salary US$	Other Benefits[1] US$	Pensions US$	Total Remuneration US$
Three months ended 31 March 2020				
Directors				
Nicholas Mather	95,892	-	-	95,892
Brian Moller	16,903	-	-	16,903
Robert Weinberg	11,237	-	-	11,237
Craig Jones	11,375	-	-	11,375
James Clare	11,375	-	-	11,375
Jason Ward	72,617	-	-	72,617
Liam Twigger	11,341	-	1,077	12,418
Other Key Management Personnel[2]	295,241	-	22,110	317,351
Total paid to Key Management Personnel	**525,981**	**-**	**23,187**	**549,168**

[1] Other Benefits represents the fair value of the share options granted during the period based on either the Black-Scholes model considering the effects of the vesting conditions.

[2] Other Key Management Personnel consist of the aggregated remuneration of Karl Schlobohm (Company Secretary), Priy Jayasuriya (Chief Financial Officer), Benn Whistler (Technical Services Manager), Chris Connell (Regional Exploration Manager), Ingo Hofmaier (Executive General Manager, Project and Corporate Finance), Eduardo Valenzuela (Executive General Manager of Studies), Peter Holmes (Director of Studies) and Nadine Dennison (Chief Human Resources Officer).

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

	Basic Annual Salary US$	Other Benefits[1] US$	Pensions US$	Total Remuneration US $
Three months ended 31 March 2019				
Directors				
Nicholas Mather	106,890	257,155	-	364,045
Brian Moller	19,597	36,737	-	56,334
Robert Weinberg	12,471	22,042	-	34,513
Craig Jones	12,471	22,042	-	34,513
James Clare	12,471	-	-	12,471
Other Key Management Personnel[2]	173,648	141,580	11,183	326,411
Total paid to Key Management Personnel	**337,548**	**479,556**	**11,183**	**828,287**

[1] Other Benefits represents the fair value of the share options granted during the period based on either the Black-Scholes model or Monte Carlo Simulation considering the effects of the vesting conditions.

[2] Other Key Management Personnel consist of the aggregated remuneration of Karl Schlobohm (Company Secretary), Priy Jayasuriya (Chief Financial Officer), Jason Ward (Chief Geologist), Benn Whistler (Technical Geologist), and Eduardo Valenzuela (Executive General Manager of Studies).

During the quarter, US$23,187 employer's superannuation contribution costs (2019: US$11,183) were paid in respect of remuneration for key management personnel.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial assets and financial liabilities are exposed to various risk factors that may affect the fair value presentation or the amount ultimately received or paid on settlement of its assets and liabilities. A summary of the major financial instrument risks and the Company's approach to management of these risks are highlighted below.

Credit Risk

The Company is exposed to credit risk primarily from the financial institutions with which it holds cash and cash deposits. The Company's cash and cash deposits are held with Australian, Ecuadorian and Solomon Island financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in other receivables and prepayments is manageable.

Foreign Currency Risk

The Group's operations are sensitive to currency movements, especially between the Australian Dollar, US Dollar and the British Pound. These movements can have a negative impact on the Group's earnings.

Liquidity Risk

The Company has no source of operating cash flow to funds its exploration projects and is dependent on raising funds in capital markets from a variety of eligible private, corporate and fund investors, or from interested third parties (including other exploration and mining companies) which may be interested in earning an interest in the exploration project. The success or otherwise of such capital raisings is dependent upon a variety of factors including general equities and metals market sentiment, macro-economic outlook, project prospectivity, operational risks and other factors from time to time.

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LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR

FINANCIAL INSTRUMENTS AND RELATED RISKS (continued) Other Price Risk The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company monitors commodity prices of gold, copper and other metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company believes that both commodity and equity price movements can have a substantial effect on the market value of the Company’s investments. Interest Rate Risks The Company’s policy is to retain its surplus funds on the most advantageous term of deposit available up to twelve month’s maximum duration. The Company’s cash and cash deposits may fluctuate in value depending on the market interest rates and time to maturity of the instruments. Debt is initially recognised at fair value. Subsequent to initial recognition these financial liabilities are held at amortised cost using the effective interest rate method. SUBSEQUENT EVENTS On 7 April 2020 the Company provided an independently verified updated third Mineral Resource Estimate (MRE#3) for the Alpala Porphyry Copper-Gold Deposit at the Cascabel Project. On 27 April 2020, the Company issued 8,500,000 unlisted options to employees. The options have a strike price of £0.25 and are exercisable through to 26 April 2023. On 11 May 2020 the Company announced that it had entered into a US$100 million Net Smelter Returns Financing (“NSR Financing”) Agreement with Franco-Nevada Corporation (“Franco-Nevada”), with an option to upsize the financing to US$150 million at the Company’s election, with reference to the Company’s flagship Alpala copper-gold project and the remainder of the Cascabel license in northern Ecuador. Concurrently with the entering into of the NSR Financing Agreement, SolGold and Franco-Nevada have also entered into a US$15 million secured Bridge Loan Agreement (“BLA”) of immediately available funds as an initial advance (the “Advance”) prior to closing the NSR Financing Agreement. The US$15 million (net of legal costs) pursuant to the BLA was received on 12 May 2020. The full impact of the COVID-19 outbreak continues to evolve at the date of this report. In light of COVID-19, the Company has reduced to essential personnel only and employees at project sites and offices will continue to follow government advice on prevention of this disease. The Company’s geologists, administration, technical and financial teams will work from home and will continue to progress the Company’s projects using the extensive database. The Alpala prefeasibility study is continuing externally, using the available information which has already been substantially gathered from site. The Company is and will continue to support its employees, will carry on contributing to the economy as far as possible for the immediate future and will monitor the management of the workforce and interactive COVID-19 management protocols. The Company is actively supporting the local communities in their efforts to curtail the spread of COVID-19. As the situation is dependent on actions at regional, state, national and international levels, the Company cannot currently indicate the duration of the temporary partial suspension of field work on the Company’s projects. The Board will continue to monitor the situation and tailor the Company’s operating model to ensure its continued viability until the restrictions have been lifted. There were no significant changes in the state of affairs of the Group after the reporting date that is not covered in this report. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 33

OFF-BALANCE SHEET ARRANGEMENTS At 31 March 2020, the Group had no off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Group. CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates. The significant judgements and estimates used in the preparation of these interim condensed consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial reporting periods include: Exploration and evaluation expenditure The Group capitalises expenditure relating to exploration and evaluation where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. The carrying values of exploration and evaluation expenditure were assessed for indicators of impairment based on an estimation of the recoverability from expected future development and production. In forming this assessment, the Group considered the external Mineral Resources Estimate, the status of its permits and internal economic models and financing which supported the carrying value of the project. No triggers of impairment were identified at 31 March 2020. The Directors have carried out an assessment of the carrying values of deferred exploration and evaluation expenditure and any required impairment. Share based payments Share based payments relate primarily to share options issued by the Company, in relation to employee share benefit schemes. The grant date fair value of such options are calculated using a Black-Scholes model whose input assumptions are derived from market and other internal estimates. The key estimates include volatility rates and the expected life of the options, together with the likelihood of non-market performance conditions being achieved. Functional Currency The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company changed its functional currency from the Australian dollar to the US dollar in the previous financial year. Determination of functional currency may involve certain judgments to determine the primary economic environment. Expenditure at a company level will continue to be incurred in a number of currencies but given the future activities driven by the release of the PEA in funding a prefeasibility and bankable feasibility Management have judged that USD faithfully represents the currency that impacts the primary economic environment. Management will continue to make this judgement at each reporting period. Net Smelter Royalty Payable A 2% net smelter royalty is payable to Santa Barbara Resources Limited, who were the previous owners of the Cascabel tenements. These royalties can be bought out by paying a total of US$4 million. Fifty percent (50%) of the royalty can be purchased for US$1 million 90 days following the completion of a feasibility study and the remaining 50% of the royalty can be purchased for US$3 million 90 days following a production decision. Significant management judgement is required in determining whether a liability should be recognised in respect of the net smelter royalty payable. Given that the project is still in early stages and there is uncertainty surrounding timing of cashflows, the Group has determined that it cannot recognise a liability since the amount of the present obligation cannot be reliably measured. This is therefore considered to be a contingent liability | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 34

Company Funded Loan Plan The Company Funded Loan Plan provides interest free loans to employees for employees to be able to exercise share options. Loans to employees are recorded at fair value on initial recognition. Key judgement is required in determining the fair value of the loans at inception based on market interest rates and timing of cash flows. Furthermore, judgement is required to ascertain the likelihood of any expected credit losses on the loans provided under the Company Funded Loan Plan. CHANGES IN IFRS ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS New standards impacting the Group that have been adopted in the interim financial statements for the nine months ended 31 March 2020, and which have given rise to changes in the Group’s accounting policies are: o o IFRS 16 Leases IFRIC 23 Uncertainty over Income Tax Treatment 16 Leases is applicable to annual reporting periods beginning on or after 1 January 2019. The standard replaces IAS 17 ‘Leases’ and for lessees will eliminate the classifications of operating leases and finance leases. Subject to exceptions, a “right-of-use’ asset will be capitalised in the statement of financial position and measured at the present value of the future lease payments to be made over the term of the lease. A liability corresponding to the capitalised lease will also be recognised. The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the end of the lease term and an interest expense on the recognised lease liability. The Group has adopted IFRS 16 using the modified retrospective approach and therefore the comparative periods have not been restated. Upon recognition on 1 January 2019, a ‘right-of-use’ asset of US$1,894,736 was capitalised in the balance sheet and recognised in PP&E with a corresponding lease liability recognised of US$1,894,736. All ‘right-of-use’ assets relate to lease contracts on office buildings. IFRIC 23 interpretation addresses the accounting for income taxes when there is uncertainty over tax treatments. It clarifies that an entity must consider the probability that the tax authorities will accept a treatment retained in its income tax filings, assuming that they have full knowledge of all relevant information when making their examination. In such a case, the income taxes shall be determined in line with the income tax filings. Management has made a preliminary assessment and has determined that is it probable the tax authorities will accept the tax position, and therefore tax balances will be calculated under the existing accounting standard. There are no additional actions required. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 35

RISKS AND UNCERTAINTIES Resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by the Company in the exploration of properties will result in discoveries of commercial quantities of minerals. Exploration for mineral deposits involves risks which even a combination of professional evaluation and management experience may not eliminate. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property. Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that the Company will be able to arrange sufficient financing to bring ore bodies into production. The following are some of the risks to the Company, recognising that it may be exposed to other additional risks from time to time: • • • • • • • • • • • General geological risks Title risk Permitting risk in Ecuador Dependence on key management personnel Volatility of commodity prices Project development risks Currency fluctuations Land access risks including social licence to operate Environmental risks Geopolitical, regulatory and sovereign risk COVID-19 The Company is diligent in minimising exposure to business risk, but by the nature of its activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialise, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements. MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS Internal Control over Financial Reporting No changes occurred in the third quarter of the Company’s internal controls over financial reporting (“ICFR”) that have materially affected or are reasonably likely to materially affect the Company’s ICFR. Internal control over financial reporting is a process designed by, or under, the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. The Board of Directors carries out its responsibility for the interim condensed consolidated financial statements primarily through the audit committee which is comprised of independent, non-executive directors who meet periodically with management and auditors to review financial reporting and internal control matters. ADDITIONAL INFORMATION Additional information relating to the Company is available on the SEDAR under the Company's issuer profile at www.sedar.com and can be found on the Company’s website at www.solgold.com.au. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 36

FORWARD-LOOKING STATEMENTS Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that SolGold expects to occur including management’s expectations regarding SolGold’ s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of SolGold, the realization of the anticipated benefits deriving from SolGold’ s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although SolGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of SolGold, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities; fluctuations in the value of currency of Canada, Australia and the United Kingdom; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which SolGold holds interest are located; risks related to the operators of the properties in which SolGold holds interests; business opportunities that become available to, or are pursued by SolGold; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which SolGold holds interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which SolGold holds interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which SolGold holds interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which SolGold holds interest by the owners or operators of such properties in a manner consistent with past practice; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which SolGold holds interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the AIF of SolGold filed on SEDAR at www.sedar.com which also provides additional general assumptions in connection with these statements. SolGold cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. SolGold believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. SolGold undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. | P a g e LSE & TSX: SOLG AN EMERGING COPPER-GOLD MAJOR IN ECUADOR 37

CORPORATE INFORMATION

Board of Directors

Brian Moller
Chair

Nicholas Mather
Managing Director

Robert Weinberg
Non-Executive Director

James Clare
Non-Executive Director

Craig Jones (Newcrest Nominee)
Non-Executive Director

Jason Ward
Executive Director

Liam Twigger
Non-Executive Director

Auditors:

BDO LLP
London
United Kingdom

Listings:

London Stock Exchange (SOLG)
Toronto Stock Exchange (SOLG)

Contact Information:

Website: solgold.com.au

Email: info@solgold.com.au

Twitter: @solgold_plc

LinkedIn: linkedin.com/company/solgold-plc

Head Office:

Level 27, 111 Eagle Street
Brisbane, Queensland, 4000
Australia

+61 7 3303 0660

London Office:

Octagon Point, 5 Cheapside
London, EC2V 6AA
United Kingdom

+44 20 3823 2130

Quito Office:
Avenida Coruña E25-58
y San Ignacio, Edif. Altana Plaza, Quito
Ecuador

+593 2601 1021 / 298 6606

UK Company Number:

5449516

ARBN:

117 169 856

Registered Office:

201 Bishopsgate
London, EC2M3AB
United Kingdom

+44 20 7861 9000

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LSE & TSX: SOLG
AN EMERGING COPPER-GOLD MAJOR IN ECUADOR